UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8 )*

EMAK WORLDWIDE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

294724 10 9
(CUSIP Number)

Donald A. Kurz c/o Insight Creative Solutions, Inc. 9785 Drake Lane Beverly Hills, CA 90210 (310) 246-0313
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D. and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	294724 10 9	Page	2	of	4

1		NAMES OF REPORTING PERSONS: Donald A. Kurz I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) □ (b) □
3		SEC USE ONLY:
4		SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): □
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,420,271 shares
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,420,271 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,420,271 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.1%, based on 5,889,479 shares of Common Stock outstanding as of November 16, 2007 as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 19, 2007.

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	294724 10 9	Page	3	of	4

This Amendment No. 8 (this “Amendment”) is being filed by Donald A. Kurz and amends the Schedule 13D filed by Mr. Kurz on April 6, 2000, as amended in: a filing by Mr. Kurz on August 21, 2001, a filing by Mr. Kurz on March 29, 2002, a filing by Mr. Kurz on November 1, 2005, a filing by Mr. Kurz and Mitchell H. Kurz on January 31, 2006, a filing by Mr. Kurz and Mitchell H. Kurz on April 13, 2006, a filing by Mr. Kurz on July 20, 2006 and a filing by Mr. Kurz on November 2, 2007 (the “Schedule 13D”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

This Amendment is filed for the purpose of reporting changes in the matters described in Item 4 of the Schedule 13D.  It also reports changes in Mr. Kurz’s beneficial ownership of shares of Common Stock and the resulting reduction of his beneficial ownership by less than one percent of the outstanding shares of Common Stock of the Issuer.

Item 4 Purpose of the Transaction

Item 4 of the Schedule 13D is amended and restated as follows:

In light of recent developments concerning the Issuer, including significant declines in its stock price and consistently poor financial performance, and recent changes in operations, including the departures and announced pending departures of key executives and the announced pending loss of business services with its largest client, Mr. Kurz is considering various courses of action and will take such actions with respect to the Issuer as he deems appropriate in light of the circumstances from time to time.  Such actions may include communications with one or more shareholders of the Issuer, financial and other advisors and others regarding the Issuer, seeking to acquire control of the board of directors of the Issuer through a solicitation of written consents, proxies, or otherwise, seeking changes in the executive management of the Issuer, seeking to acquire control of the Issuer through a merger, tender offer or otherwise, recommending to one or more shareholders or directors of the Issuer, or others, a sale of control of the Issuer to a third party, making recommendations to one or more shareholders or directors of the Issuer, or others, concerning other matters relating to the operations or strategic alternatives of the Issuer, or taking such other actions as Mr. Kurz may deem appropriate in light of the circumstances from time to time.  Mr. Kurz may, in connection with any of the foregoing or otherwise, and from time to time, purchase additional Common Stock or other securities of the Issuer or sell all or a portion of the Common Stock or other securities of the Issuer held by him in the open market or in privately negotiated transactions to one or more purchasers.

On January 30, 2008, Mr. Kurz wrote to the Board of Directors of the Issuer stating that he expected them not to take any action that would dilute the ownership or voting rights of common stockholders in attempting to prevent the Issuer's delisting from the Nasdaq Capital Market.  A copy of Mr. Kurz's letter is filed as an exhibit to this Schedule 13D.

Item 5. Interest in Securities of the Issuer

Sections 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

As of the date hereof, Mr. Kurz beneficially owns 1,420,271 shares of Common Stock, or approximately 24.1% of the Issuer’s outstanding Common Stock. (All percentages of Common Stock set forth in this Amendment are based on 5,889,479 shares of Common Stock outstanding as of November 16, 2007 as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 19, 2007.)  Of the foregoing shares of Common Stock beneficially owned by Mr. Kurz, 1,952 are held by the EMAK Worldwide, Inc. 401(k) Plan Trust.

Item 7. Material to be Filed as Exhibits

Exhibit 99.7    Letter dated January 30, 2008 from Donald A. Kurz to the Board of Directors of the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2008

/s/ DONALD A. KURZ
DONALD A. KURZ